MANAGER DIRECTED PORTFOLIOS

AMENDED AND RESTATED
OPERATING EXPENSE LIMITATION AGREEMENT

with

DAKOTA INVESTMENTS LLC

THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 9th day of November, 2020, by and between Manager Directed Portfolios (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed in Schedule A hereto, as may be amended from time to time (the “Fund”), and the investment adviser to the Fund, Dakota Investments LLC (formerly known as Marmont Partners LLC) (the “Adviser”), a Pennsylvania limited liability company located at 925 Lancaster Ave., Suite 220, Bryn Mawr, PA 19010.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement between the Trust and the Adviser dated as of November 9, 2020 (the “Amended and Restated Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its classes, if any, is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Amended and Restated Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into this Agreement by which the Adviser limits the expenses of the Fund, and, therefore, have entered into this Agreement in order to maintain the Fund’s expense ratio within the Annual Limit, as defined below.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets to the amount listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of their classes, if any, including the Adviser’s investment management fee detailed in the Amended and Restated Investment Advisory Agreement and other expenses described in the Amended and Restated

Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, leverage (i.e., any expenses incurred in connection with borrowings made by a Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions made by the Adviser in its management fees or payment of expenses which are a Fund’s obligation under the Amended and Restated Investment Advisory Agreement, provided that any such reimbursements will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement.

4. TERM. This Agreement shall become effective with respect to a Fund on the date of the commencement of operation of the Fund, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Amended and Restated Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Amended and Restated Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Amended and Restated Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Amended and Restated Investment Advisory Agreement or the Investment Company Act of 1940.

[signature page follows]

MANAGER DIRECTED PORTFOLIOS
OPERATING EXPENSE LIMITATION AGREEMENT

with

DAKOTA INVESTMENTS LLC

[signatures]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGER DIRECTED PORTFOLIOS on behalf its series listed on Schedule A	DAKOTA INVESTMENTS LLC

By: /s/ Douglas J. Neilson	By: /s/ Gui Costin
Name: Douglas J. Neilson	Name: Gui Costin
Title: President	Title: President

MANAGER DIRECTED PORTFOLIOS
AMENDED AND RESTATED
OPERATING EXPENSE LIMITATION AGREEMENT

with

DAKOTA INVESTMENTS LLC

SCHEDULE A

Series of Manager Directed Portfolios	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Hardman Johnston International Growth Fund	1.00%
Marmont Emerging Markets Fund	1.25%

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